UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2024

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and Gaza; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients' products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	WPP to sell its majority stake in FGS Global dated 07 August 2024, prepared by WPP plc.

FOR IMMEDIATE RELEASE	7 August 2024

WPP plc ("WPP" or the "Group")

WPP to sell its majority stake in FGS Global at an Enterprise Value of $1.7bn, unlocking significant value for its shareholders

WPP plc (LSE/NYSE: WPP) today announces it has entered into an agreement to sell its entire majority stake in leading strategic communications and advisory firm, FGS Global ("FGS" or the "Firm"), to Kite Bidco Inc., an entity controlled by investment funds managed or advised by Kohlberg Kravis Roberts & Co. L.P. ("KKR") (the "Transaction"). KKR first made a minority investment in the Firm in July 2023.

The Transaction accelerates the value realisation for WPP from its strategic advisory businesses.  This strategy started with the merger of Finsbury, The Glover Park Group and Hering Schuppener in 2021, the subsequent acquisition of Sard Verbinnen in 2021 and the introduction of KKR as a minority shareholder in 2023. Through these transactions, FGS has become a global leader in providing advice to the stakeholder economy with over 1,400 experts and over 1,600 clients.

This Transaction better positions WPP to focus on and invest in its world-class creative, media and corporate and consumer public relations businesses to deliver growth while strengthening the Group's balance sheet.

The consideration for the sale of WPP's c.50% stake at an Enterprise Value of $1.7bn (c.£1.3bn1) is $775m (£611m) ($707m (£557m) after tax) payable in cash at completion2. This represents an attractive valuation multiple to the 2023 EBITDA.

The total cash proceeds payable on completion of $767m (£604m)3 will be used to reduce WPP's leverage, implying pro-forma average net debt to EBITDA of c.1.60x4. WPP aims to continue to manage its debt within the targeted range of 1.5-1.75x average net debt to EBITDA, enabling it to invest in the growth of its businesses, pay dividends and return surplus capital to investors over time. The Transaction has no impact on WPP's current year or medium-term guidance and is expected to be broadly earnings neutral in 2025.

The Transaction is expected to close before the end of 2024, subject to regulatory approvals and other customary closing conditions. The Transaction is a related party transaction, falling within UK Listing Rule 8.2.1R, due to KKR's existing c.28% shareholding in FGS. The board of WPP (the "Board"), which has been so advised by Goldman Sachs International, acting in its capacity as sponsor, considers that the terms of the Transaction are fair and reasonable as far as WPP shareholders are concerned. In giving its advice, Goldman Sachs International has taken account of the Board's commercial assessment of the Transaction. The Board considers the Transaction to be in the best interests of WPP shareholders as a whole.

Mark Read, CEO of WPP, said: "The sale of FGS represents an excellent outcome for WPP. Together with the management of FGS we have built a world-leading strategic communications and advisory group, creating considerable value for all stakeholders. We have achieved an attractive price, enabling WPP to accelerate the crystallisation of the significant value created. This also provides WPP with greater financial and management flexibility as we continue to grow our core business including Burson and Ogilvy Public Relations which give our clients access to world-class public relations services."

Alexander Geiser, Global CEO of FGS, added, "Over the past four years, we have built one of the world's leading strategic communications and advisory businesses from three independent consultancies and the addition of Sard Verbinnen. I would like to thank WPP for their help and long-standing collaboration in growing our firm. We are thrilled by the continued support of KKR, who also share our vision and strategy to be the leading advisor helping clients navigate the increasingly complex stakeholder economy. KKR's exceptional investment track record, extensive experience and global resources will be invaluable as we further grow our integrated solutions globally as a standalone firm."

Philipp Freise, Partner and Co-Head of European Private Equity at KKR, stated: "Our investment in FGS reflects our strong commitment to strategic partnerships, where we provide long-term capital and global resources to entrepreneurial teams and world-class businesses. We strongly believe in FGS's strategy and leadership and have been pleased with our partnership since our minority investment in July 2023. In today's increasingly complex stakeholder ecosystems, the value of FGS's insight, advice and execution is increasingly essential for organizations to navigate uncertainty and achieve their goals. We look forward to continuing our collaboration and helping FGS realize their vision as a global category leader."

1 $ enterprise value and consideration translated into £ at an exchange rate of £1:$1.27
2 Assuming a 30 November 2024 completion date; exact proceeds will vary slightly with completion date
3 Comprising £557m consideration (after tax) for WPP's c.50% stake as well as a net £47m inflow for the repayment of a loan made by WPP to FGS, less FGS's cash on balance sheet
4 Pro-forma average adjusted net debt to headline EBITDA (last 12 months) (including depreciation of right-of-use assets) of c.1.60x, versus WPP's average adjusted net debt to headline EBITDA (last 12 months) (including depreciation of right-of-use assets) of c.1.84x at 30 June 2024. Calculated by reducing WPP's average adjusted net debt over the last twelve months by the expected cash proceeds after tax of c.£604m and reducing headline EBITDA by FGS's headline EBITDA contribution.

About WPP:

WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

About FGS:

FGS Global is the world's leading strategic communications and advisory firm, with approximately 1,400 professionals around the world, advising clients in navigating complex stakeholder situations and reputational challenges. FGS Global was formed from the combination of Finsbury, The Glover Park Group, Hering Schuppener and Sard Verbinnen & Co to offer board-level and c-suite counsel in all aspects of strategic communications - including corporate reputation, crisis management and government affairs - and is also the leading force in financial communications worldwide.

FGS Global offers seamless and integrated support with offices in the following locations: Abu Dhabi, Amsterdam, Beijing, Berlin, Boston, Brussels, Calgary, Chicago, Dubai, Dublin, Düsseldorf, Frankfurt, Hong Kong, Houston, Kingston, London, Los Angeles, Munich, Paris, Riyadh, San Francisco, Shanghai, Singapore, Tokyo, Toronto, Washington, D.C., South Florida, Vancouver and Zurich. The firm is headquartered in New York.

In 2023, FGS generated $465m (£374m) of net sales, $90m (£72m) headline EBITDA (including depreciation of right-of-use assets) and $87m (£70m) headline operating profit, which WPP fully consolidated given its controlling stake.

About KKR:

KKR is a leading global investment firm that offers alternative asset management as well as capital markets and insurance solutions. KKR aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people and supporting growth in its portfolio companies and communities. KKR sponsors investment funds that invest in private equity, credit and real assets and has strategic partners that manage hedge funds. KKR's insurance subsidiaries offer retirement, life and reinsurance products under the management of Global Atlantic Financial Group. References to KKR's investments may include the activities of its sponsored funds and insurance subsidiaries. For additional information about KKR & Co. Inc. (NYSE: KKR), please visit KKR's website at www.kkr.com and on X @KKR_Co.

Contacts:

Investors and analysts
Tom Waldron +44 7788 695 864
Anthony Hamilton +44 7464 532 903
Caitlin Holt +44 7392 280 178
irteam@wpp.com
wpp.com/investors

Media
Chris Wade +44 20 7282 4600
press@wpp.com

Richard Oldworth +44 7710 130 634
Buchanan Communications +44 20 7466 5000

Goldman Sachs International (+44 20 7774 1000) is acting as sole financial adviser to WPP on the Transaction.

Disclaimer

Goldman Sachs International, which is authorised by the Prudential Regulation Authority ("PRA") and regulated by the Financial Conduct Authority and the PRA in the United Kingdom, is acting exclusively for WPP and no one else in connection with the Transaction and will not be responsible to anyone other than WPP for providing the protections afforded to clients of Goldman Sachs International, or for providing advice in connection with the Transaction or any other the matters referred to in this announcement.

Cautionary statement regarding forward-looking statements

This announcement contains statements that are, or may be deemed to be, "forward-looking statements". Forward-looking statements give the Company's current expectations or forecasts of future events.

These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as 'aim', 'anticipate', 'believe', 'estimate', 'expect', 'forecast', 'guidance', 'intend', 'may', 'will', 'should', 'potential', 'possible', 'predict', 'project', 'plan', 'target', and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company's ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and Gaza; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients' products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In addition, you should consider the risks described in Item 3D, captioned 'Risk Factors' in the Group's Annual Report on Form 20-F for 2023, which could also cause actual results to differ from forward-looking information. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors at the time.

No statement in this announcement is intended as a profit forecast or estimate for any period and no statement in this announcement should be interpreted to mean that earnings, earnings per share or income, cash flow from operations or free cash flow for WPP or the WPP group post-transaction for the current or future financial years would necessarily match or exceed the historical published earnings, earnings per share or income, cash flow from operations or free cash flow for WPP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 07 August 2024	By: ______________________
Balbir Kelly-Bisla
Company Secretary